Filed by AIR Holdings Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc. Commission File No. 001-42716

Date: January 27, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On January 26, 2026, Stuart Brazier (“SB”), Chief Executive Officer of AIR, was interviewed by Ben Rabizadeh (“BR”) on StoryTrading on X, with Dougie Fresh Picks (“DFP”) and Rhett Foster (“RF”) in attendance. The transcript of this interview is below.

DFP: Great to have Stuart on from Air Inhalation Rituals as always. This is a sponsored segment. Do your own due diligence. We are talking about a publicly traded company here, so please do all of your research and please note this is a sponsored segment but we do like to put things on your radar. Rhett, do you have anything from your side that you want to say up front before we dive in?

RF: No, I’ll let Ben take it away.

BR: Well, I will say regarding sponsored segments there. We like to note the breaking catalysts. One of our sponsored segments we had on this show – that stock is exploding since the CEO revealed information. Nothing inside information of course. If there is, they do an SEC filing at the end of the day but it is a great place to get insights on market moving information. With that, we have Stuart Brazier here. Stuart, mic check are you there?

SB: Yeah, I can hear you. Can you hear me?

BR: I hear you very well. Great. How you doing?

SB: I'm very well. I'm very well. Thank you. Good to be back.

BR: Awesome. Glad to have you back. Well, first thing I just want to catch up on and just make sure everyone understands we're talking about. It's currently ticker symbol is C, A, E, P, so this is a pending SPAC merger with AIR Inhalation Rituals. Ticker symbol is going to be A, I, R. So, can you give us an update on timing progress? Has there been any feedback in the SEC regarding the filings?

SB: Yeah, sure. So just to remind everybody, a definitive BCA was signed with C, A, E, P, which is Cantor Equity Partners III back in the first half of November last year, and we made our first filing to the SEC in the early part of December. Now, there is a little bit of a backlog there due to the government shutdown in 2025, and so we have not had anything back from them yet, but we're expecting to get the first return in the first week of February. So hopefully we are still on track for that first half and listing in the in the first half of 2026, Cool.

BR: That's great first week of February. That's pretty specific. Is this, like you have, like, an ongoing conversation with them. Are they kind of letting you know you know?

SB: Yeah, you know you have a contact person there, sort of an account manager who, you know, updates you on what's going on and what they're aiming for. Yeah.

BR: Beautiful, so that's coming up pretty soon. So excited to see if they want you to make changes or if we're going right for the merger, it'll be beautiful.

SB: Look, you know, I'm not hugely familiar with with the process, but I understand there's usually, you know, three three turns, you know, is quite sort of normal. They ask for more information on certain areas, and then you have a little bit of back and forth, and it begins to accelerate the closer that you get to the actual listing date. And of course, as they get all the information that they require, awesome.

BR: So, we'll be keeping that ticker on closer watch, because it looks like that'll be accelerating that C, A, E, P, okay. Stuart, anything new? Since we last updated that you want to bring up first?

SB: Uh, anything new? Well, started the year. We've started the year well. I suppose some of the people on the call may not be so familiar with the business, so I'll just give a quick introduction on who we are and what we do. So, the company is called AIR – Advanced Inhalation Rituals, and we are the largest manufacturer of shisha molasses, or hookah molasses, as you might call it, in the US globally. We also own the largest brand in the category, which is called Al Fakher. And it's a flavored driven category, so flavors are very, very important. We own three of the top five flavors globally, and these flavors are proprietary, so you need to think of them a little bit akin to, sort of the secret syrup in Coca Cola, so they're very well protected flavors. I suppose a little bit unusually for a SPAC, we are a business that's very, very profitable, and, you know, we've got sizeable revenues. So in 2024 for our Core Business, our revenues were $374 million and that drove an adjusted EBITDA of $148 million but probably most impressively, and most importantly, our consolidated net cash generated from operating activities was $150 million. So, like any tobacco business, it's very, very cash generative, and that's important for us, because it not only allows us to continue to invest behind our brands and to continue to invest behind our people, our capability, our infrastructure, but also has allowed us to invest in innovations and products that we have started bringing to market, and also developing products in an innovations pipeline with plans to bring those to the fore as well. So, it's a business that has a very strong Core Business, but it's also a very innovative business that is looking to the future and is looking to actually revolutionize, I suppose, a category that hasn't changed much in 600 years. So, it's, it's an exciting story, and it's a very, very well-timed path to to actually be a listed company. So exciting times ahead for us.

BR: Yeah, absolutely, and that is what you mentioned there about an unusual prospect to be, you know, having earnings and cash flow. That is the primary reason why we, besides, I don't wanna say the primary reason, it's a prerequisite, let's say, to get the story out there for companies who want to, you know, get their message out there. We really look for that, and that's definitely incredibly rare to have that. So I'm very interested in following how the deSPAC goes, because a lot of these SPACs are garbage, like, years and years away from sometimes even revenue, let alone earnings. So definitely an unusual situation, an interesting opportunity for – Rhett, are you there? You got any questions for Stuart?

RF: Yeah, I was just gonna ask about how you guys are doing in terms of, like, the like, health side of things. I know you launched Vant. I know last time we spoke, I talked about how I ordered the pod, but then actually just got in a couple of weeks ago. I got the Vant and and I had my buddies try it that are in the space and like that, are very entertained and follow it very closely. And they said, your product is very clean, and they said it is very effective. So, how's that going for you guys?

SB: Yeah, thanks, Rhett. Look, we're we're test marketing or testing the Vant product in in the New York area at the moment, and also in Madrid, in Europe. And it's certainly a new to category product. Just so that listeners understand what it is – It's a product that is designed to give functional benefits, right? So, there's four benefits that we're aiming for. One is energy, one is focus, one is Zen and one is to help you, you know, just before you're going to go to sleep. For example, the energy one has caffeine in it, so you're actually able to inhale caffeine. The sleep one has chamomile. It also has passionflower and also has valerian rooted, and the technology in it allows you, for the first time, to actually inhale these products and go straight into the bloodstream. So, it's much more efficient than actually taking a pill or something. When you take a pill, about 80% of it is lost in the stomach, and it takes about a half an hour to actually start working. So, there's definitely a huge consumer demand for these products. Over the last few years, we've seen a few companies actually launch them, but we're very excited to test our products. Learn what the consumer reaction is to it, understand better what messaging you need to get behind these and then, obviously, our intention is to roll them out further around the world in due course. So, did you actually get to to try it yourself, Rhett?

RF: I was able to try it myself, and I actually tried the focus, and I found it was actually very productive for me to sit there, I guess, what would you call take a few rips, or a few hits off the Vant, and then you just sit there and just keep working. It really worked, in my opinion.

SB: Yeah, and you felt it's quite a smooth experience as well?

RF: Definitely, my buddy that tried it – he mentioned that it was very smooth and it wasn't burnt like most the majority of these that are out there. I don't know how big of an impact, but he said that is pretty huge when considering buying these products that they want to smooth taste compared to like a burnt taste. So, these kinds of products is probably one of the smoothest ones.

SB: So, you know what it's actually using is something called a “Quantum Chip.” So, you know, traditional vapes use a coil and wick, and the coil is is made of metal, the wick ceramic, or you can have a ceramic chip in there, and the challenge with with some of these products is that when they overheat, you can get heavy metal residue, or you can get ceramic particles. So, what we're using is a much, much cleaner tech. So, it's a chip that doesn't have ceramic or any heavy metals in it, and therefore it's a very, very clean experience. It also allows for the particles to be much smoother or smaller, which means that when you're inhaling again, it's a much more efficient process. So, you know, we partnered with a company up in Canada to do this called GreenTank, who have the technology, and we have exclusivity to use this chip in the functional benefits space. So, we're very, very excited about it. It is very, very innovative. We're getting some good feedback on it, good feedback from different people about the, you know, different benefits that they're getting from it, and we're continuing to expand the test, and I say we'll, we'll, we'll look to roll out further later in 2026. So, yeah, really fascinating space. And you know, we're able to do this, of course, because we've got this growing core business, right? So I want to remind everybody that, you know, 98% of our revenues today are on our Core Business, but we're able to innovate and we're able to use the infrastructure of the business that we have, the supply chain and the distribution, and we've got distribution across over 90 markets globally. We're able to plug these new products into into our machine and and get them to consumers. So, you know, where we're excited because of the Core Business, because the Core Business is very cash generative, because the Core Business continues to grow, and because we're able to take some of those proceeds from the Core Business and invest them in innovative products that we believe will help us accelerate our growth into the future. So that's basically our model.

RF: That's awesome. And then another thing I wanted to talk about here is, how is your collabs going with Snoop Dogg and Cookies? Have you guys seen a lot of traction with that, and do you guys have any plans to expand elsewhere besides Cookies and Snoop Dogg?

SB: So, yeah, yeah, thanks. So, both of those products are doing very well. We've launched them both in the in the US. Now, the US is big place, so it takes time to go through the supply chain. We initially launched them on our online platform. Our online platform is Hookah.com, that's the largest shisha or hookah platform in the US. It's a direct-to-consumer platform, but also a B-to-B platform. So, if anybody's interested in trialing those products, I would suggest that you log on to Hookah.com and have a look at them and get them delivered direct to your home. But we are, we are increasing the distribution of those across the states, and we're getting very, very good repeat orders on them. We initially launched Cookies back in July, and we're slightly surprised by the size of the demand for those, and Snoop was was launched in November, and, you know, really great awareness of of the products, a lot of excitement on the flavors as well. We also launched Snoop in Germany, and again, very, very similar in Germany, lots of excitement around it, and people very willing to try the new Snoop flavors. So, you know, we will focus on, on the US and Germany initially. We will focus on building that distribution, building the awareness of the products, and trying to to get those products into the hands of hookah consumers around the states and the US, and continue to grow those volumes. So, in summary – so far, so good; good. first steps, and we will continue to focus on that through 2026.

RF: I'm gonna step in here a second. Stuart, yeah, I love that innovation that you're doing for an industry that, otherwise, like you said, hasn't changed for thousands of years. It's very compelling part of the thesis here for your company, but I don't know if I asked you this before, do you have any direct competitors out there or anyone just as innovative as you in this space?

SB: So, we're by far the largest player in this space, and you know, you're absolutely right. It's a industry or a category that hasn't changed much in 600 years. It began in India. It moved across to the Middle East, and the the Arab population really made it their own. I don't know if anyone's been out to this part of the world. I'm talking to you from Dubai at the moment, but you know, shisha cafes and lounges are really prolific here, and it's something that that people enjoy doing. It's a social pastime, a bit akin to going out and having coffee or a drink with with friends in the Western world. Perhaps, as you know, people have moved around the world, it's no longer just an Arab phenomenon. It is something that is taken a hold in Europe, and it's something that's become popular in the US as well, and it's, you know, it goes across demographics as well. Everybody has their own interpretation of it. So, you know, it's a worldwide business, but unusually, we are the only worldwide player in this space. Our competitors tend to be regional or local, and so, you know, as business, what we do is we're looking always at M&A opportunities whereby we can pick up national brands at very, very competitive rates and actually plug them into our infrastructure and take them to the world, and last year, we actually bought a brand in Germany called Nameless – a very, very popular brand that has a number of very popular flavors that resonate very well with the German consumers. As a first step, what we've done is we've bought the brand, the IP behind it, learnt about the product, and we are now plugging that product into our European, our Pan European supply chain, and we're, you know, beginning to drive the volumes of this acquisition. So, I think there'll also be many more of those opportunities around the world where we find products that we think, you know, not just going to be popular nationally. We can, we can bring them into into our portfolio, and then share them across the world, across the 90 plus markets to which we service our products.

RF: Yeah, that's nice. I don't think we've talked about that before. That's pretty interesting. I know we talked about I'm wondering now the SPAC, when it closes, because you've mentioned you don't really need the money so and, you know, we don't know how much you'll get, depending on the redemptions and everything. But this, am I reading through that right? That maybe whatever money you do get from that would be mostly towards acquisitions?

SB: Yeah, so again, unusually, I suppose, for a SPAC, but we're not raising a PIPE because, as you rightly say, we're not looking or we don't need the cash. When we actually get to the point where we do deSPAC, then we will have a look to see what cash is in the business, and then, of course, it's decision time about what we want to do. There are potential M&A opportunities there. The company also does have some debt. Okay, at the moment, the debt is, or the gearing is about two and a half times, sorry, 2.1 times, which is a very, very comfortable level for us as a business, given our cash flows. So, we're not necessarily looking to reduce that. So, there's, there's opportunities for for M&A. I think it will also be useful to have a little bit of a war chest. You know, when we do list, you know, we'll have to watch the market closely. Depending what happens, we could, you know, buy some of the equity if we felt that was, that was appropriate, or, similarly, in time, we could look to look to return, you know, some of that money through dividends to shareholders. So, you know, it's always nice to have a bit of cash, because cash gives you flexibility and cash gives you options, but we would deploy, obviously, to help us accelerate growth where we see the opportunities that might be through M&A, or it might be putting a little more juice behind some of the innovations that we're currently testing in the market. So, you know, I'm personally very interested to see where we get to when, when we are, you know, listed.

DFP: Nice sort of decisions. Great problems to have but it’s awesome to have that sort of flexibility.

RF: Sounds good. Dougie, do you have any questions?

DFP: Yeah, I have a question here. So, Stuart, um, you said hookah was created in India. It started in India, moved over to the Middle East, and now it's obviously a global phenomenon, and you're over in Dubai. I'm in snowy New Jersey. It's freezing cold. My question is, do you find that hookah does better in warmer climates, like warmer climate areas? Do you kind of target those areas, or does it not matter?

SB: Yeah. So, yeah, good question. So, it is a little cyclical, right? So where I am at the moment, I mean, the weather is perfect this time of year. So, you know, from November right away through to April, the end of April, even early May, this part of the world is really lovely to sit outside and enjoy your shisha or your hookah. It’s very cold, as you say, in North America at the moment, and it's pretty cold in in Europe. But we're a global business. So, what we see is a, you know, an upsurge in the Middle East in this time of the year, and things tend to calm down in the summer, because a lot of people in the Middle East do actually migrate across to Europe for the for the better weather, or go to the US, and then you see a little uptick in those geographies during the summer. So, because we are a global business, it means that it kind of dovetails quite nicely for us. Historically, you know, we've done about 40 to 49% of our revenues in the first six months of the year, and, you know, 51 or 52% in the in the second half of the year, because also in the Middle East, you really do see a pull from the trade, you know, in that November, December, time, gearing up for the, you know, for the big, heavy season. So good question there is, there is seasonality to the business, but if you're a global business, you know, the weather's always good in one part of the world at any point in time, so it kind of evens out for us.

DFP: Yeah, that works out well for you. I mean, it's cold in one area, you do well in the other, and then it just switches around. So yeah, it actually, like you said, it evens out perfectly for you. Keeps the business sustainable the entire year, and you just keep going cruise. I was just wondering, because I'm sitting here looking at the snow outside, like, how many people are actually thinking about the hookah right now? When it's warm and comfortable, it's obviously a very enjoyable, fun thing to think about and do. So just a quick question that came to me so

SB: But even, you know, depending on the regulation where you are, you know, if you've got a, you know, a license and you deserve your shisha or your hookah inside, then, of course, people, people can enjoy it during the hot summers or, you know, it's maybe a nice thing to do when it is cold outside as well. You know, sit down with a sit down with a drink or a cup of coffee and with some friends and, you know, chat over, over a hookah pipe. So again, depending on different countries, different regulations, you know, there's always, always somewhere that you can find to enjoy that she saw that shisha or hookah moment.

DFP: I agree. I think the warmer weather tends to probably bring in more people. Another question I have for you in terms of where, with you guys, with social media and all that, is there any regulations when it comes to, like, dumping your sales team out there and like promoting and partnering with influencers, like, what? How's that looking like for you guys?

SB: Yeah, so you know we deal in tobacco. It is a heavily regulated business. So, there are, again, depending on which geography you're in there, you know, there are restrictions on advertising and there are restrictions on marketing and what you can do. Some markets in the world are completely dark markets, right, where you really can't do much at all. If I take Saudi Arabia as an example – so there's no online selling to consumers in Saudi Arabia. There's no direct communication with consumers allowed, and every single pack of our products, of any shisha or hookah products, have to be in, you know, the same pack, right? It's the same color. It's like a not very attractive green and the only differentiator is the name of the brand written in Arabic in the same white font. Now, I suppose the benefit of that, if you're a big player in this space, is that it's very difficult for people to launch new products into the space, because how do you tell somebody that you've got a new product. The other point about it is that, you know, as a retailer, you tend to only stock the bigger products, the products that you know are going to move, because people will come in and say, “Oh, can I have some Al Fakher Two Apple,” or “can I have some Al Fakher Mint?” So, you know what I found, and I've worked in tobacco nearly 30 years now. The darker the market you know, the harder it is to market new products, and therefore the bigger the bigger brands always win. I've seen it in cigarettes, and I see exactly the same thing in shisha and the hookah market. So, operating in tobacco, you need to be very, very wary of what the regulations are. You need to abide by those regulations, and you need to have a very experienced regulatory team, but it really does operate as a competitive moat, or as a barrier to entry for new people to come in, right? So, it's not really a business that anyone can stick up their hands and say, right, we're going to go into going to go into, you know, this category and win so regulation, you know, Acts, as I say, quite a, quite a moat for our brands.

RF: All right, that's a lot of great new information today. Wolf, if you have any closing thoughts or questions before here.

BR: That's funny, the questions I was going to ask was the seasonality question that Dougie brought up in the global response was fantastic. All the questions I had working on that, but Stuart just, I always ask any roadmap updates, upcoming catalyst, anything that we should be paying attention to come down by for you guys?

SB: Well, I've talked about the ongoing, you know, live market test that we're we're doing for the Vant. We talked last time about OOKAH, which is the world's first electronic shisha, or hookah pipe. We continue to roll that out. If anybody lives in Miami, look out for it there in Miami, and then from Miami, we'll move on to other cities.

DFP: I’m stuck in Miami right now, Caribbean, because the snow here in Miami for a few days.

SB: Oh, right, nice. It's not bad being stuck in Miami, though. I think there's places to be stuck. And you know, we continue to roll out our innovations. We've talked about Snoop again, for any hookah, shisha smokers out there. We encourage you to to try these new flavors and and see what you think, and yeah, we'll keep rolling, rolling those innovations out, learning, understanding how consumers are reacting to them, refining the messages, and of course, for our Core Business, over the last five years, we've grown the top line at a CAGR of 5% and we'll, we'll continue to drive that growth this year. So, exciting times ahead. We'll keep a close eye on the returns from the SEC and all being well, be listed before the end of the first half of this year. So – much to do; much to look forward to.

DFP: Awesome, so I appreciate you coming on. Give us an update. Rhett? Ben? Anyone else up here have any final questions, thoughts, if they want to sneak in for stew before I close up?

BR: No, I think that was very informative. A ton of new information there, so, really, appreciate your time, Stuart, and looking forward to your progress. So, we will look at that news feed. We'll pay attention that. We'll get the word out once there's things cooking, and we'll talk to you soon.

SB: Thank you so much. Thanks for having me.

***

Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules9 to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, the anticipated time of the first confidential submission of a registration statement on Form F-4 with the SEC and the timeline for SEC’s review of the F-4 registration statement, anticipated use of proceeds, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely10 result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.